EXHIBIT 21.1

K-Tron International, Inc.

List of Subsidiaries

Name of Subsidiary	State or Jurisdiction of Incorporation
K-Tron Investment Co.	Delaware
Gundlach Equipment Corporation	Delaware
K-Tron America, Inc.	Delaware
K-Tron (Schweiz) AG	Switzerland
K-Tron Asia Pte Ltd	Singapore
K-Tron China Limited	Hong Kong
K-Tron Deutschland GmbH	Germany
K-Tron France S.a.r.l	France
K-Tron Great Britain Limited	United Kingdom
Wuxi K-Tron Colormax Machinery Co., Ltd.	People’s Republic of China
Pennsylvania Crusher Corporation	Delaware
Jeffrey Rader Corporation	Delaware
Jeffrey Rader Canada Company	Canada
Jeffrey Rader AB	Sweden
Premier Pneumatics, Inc.	Delaware
K-Tron Technologies, Inc.	Delaware